

December 4, 2012

<u>**Via E-mail**</u>

Tad Freese, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

      Re: Schiff Nutrition International, Inc.
              Schedule 14D-9 filed November 27, 2012
              SEC File No. 005-51083

Dear Mr. Freese:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Consideration for Shares Tendered Pursuant to the Offer, page 6

1.   Please revise this section to provide the number of shares owned and consideration to be received by each director and officer instead of providing aggregate amounts.

Transaction Bonus Agreements, page 8

2.   Please tell us why you have not filed these agreements as exhibits to the Schedule 14D-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions